787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

June 6, 2017

Ms. Deborah O’Neal Johnson

Ms. Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc.
Post-Effective Amendment No. 84 under the Securities Act of 1933 and Amendment No. 85 under the Investment Company Act of 1940 to Registration Statement on Form N-1A
(File Nos. 002-74452 and 811-03290)

Dear Mdmes. O’Neal Johnson and DiAngelo Fetting:

On behalf of BlackRock Variable Series Funds, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on May 11, 2017 and May 30, 2017 regarding Post-Effective Amendment No. 84 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 85 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on May 3, 2017, with respect to the BlackRock Advantage Large Cap Core V.I. Fund, BlackRock Large Cap Focus Growth V.I. Fund, BlackRock Advantage Large Cap Value V.I. Fund and BlackRock Advantage U.S. Total Market V.I. Fund (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant.

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Post-Effective Amendment No. 86 to the Registration Statement (the “Amendment”), which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the Funds.

All Funds

Comment No. 1:	Please confirm that the auditor’s consent will be filed with the Amendment and dated within thirty days of the date of effectiveness.
Response:	The Registrant confirms that the consent of the Funds’ independent registered public accounting firm will be filed with the Amendment and will be dated within thirty days of requested effectiveness.
Comment No. 2:	Please update the series and class IDs on EDGAR for this filing to reflect the name changes for the Funds.
Response:	The Registrant has updated the series and class IDs on EDGAR to reflect each Fund’s name change.
Comment No. 3:	In the subsection entitled “Fund Overview – Fees and Expenses of the Fund,” please confirm whether footnote 1 to the Fee Tables for each Fund is relevant and applicable for each Fund.
Response:	The Registrant confirms that footnote 1 to the Fee Tables is relevant and applicable for each Fund.
Comment No. 4:	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Response:	The Registrant acknowledges its responsibility.
Comment No. 5:	Please confirm whether the waivers made by BlackRock disclosed in footnote 3 for BlackRock Large Cap Focus Growth V.I. Fund and footnote 2 for all other Funds of the subsection entitled “Fund Overview – Fees and Expenses of the Fund” are subject to recoupment from each Fund. If so, please explain the terms and conditions of the recoupment in the applicable footnote.
Response:	The Registrant submits that there is no recoupment arrangement in place for the Funds.
Comment No. 6:	In the subsection entitled “Fund Overview – Fees and Expenses of the Fund,” please confirm that the Expense Examples for each Fund will include the contractual management fee and contractual expense cap waivers listed in the footnotes to the Fee Tables only during the periods in which such waivers are currently effective.
Response:	The Registrant confirms that the Expense Examples for each Fund will include the contractual management fee and contractual expense cap waivers listed in the footnotes to the Fee Tables only during the periods in which such waivers are currently effective.
Comment No. 7:	The Staff notes that each Fund may invest in convertible securities and requests confirmation of whether these securities will be included as equity securities for purposes of complying with Rule 35d-1 of the 1940 Act (the “Names Rule”). The Staff also notes that if convertible securities are included as equity securities for purposes of complying with the Names Rule, such convertible securities would have to be “in the money” at the time of purchase in order to be included as equity securities for purposes of complying with the Names Rule, although such securities may remain in compliance with the Names Rule if they subsequently are “out of the money.”
Response:	The Registrant confirms that convertible securities will be included as equity securities for each Fund for purposes of complying with the 80% test under the Names Rule. The Registrant also confirms that if convertible securities are included as equity securities for purposes of complying with the Names Rule for a Fund, such convertible securities must be “in the money” at the time of purchase in order to be included as equity securities for purposes of complying with the Names Rule, although such securities may remain in compliance with the Names Rule if they subsequently are “out of the money.”
Comment No. 8:	Please confirm whether under normal circumstances derivatives are valued using the mark-to-market value for purposes of each Fund’s 80% test? If not, please explain the basis for using another method of valuation.
Response:	The Registrant confirms that under normal circumstances each Fund intends to value derivatives using the mark-to-market value for purposes of its 80% test.
Comment No. 9:	The Staff requests that each Fund consider adding risk factors that are specific to particular derivatives in which the Fund may invest to “Derivatives Risk” in the section entitled “Fund Overview — Principal Risks of Investing in the Fund.”
Response:	The Registrant respectfully declines to make the requested change at this time. The Registrant submits that the current risk disclosure relating to derivatives in the above-referenced section is appropriate for the summary section of the prospectus. The Registrant notes that additional detail regarding risks associated with derivatives in which a Fund may invest is included in the section entitled “Details About the Fund — How the Fund Invests — Investment Risks.”
Comment No. 10:	The Staff notes that “High Portfolio Turnover Risk” is included in the section entitled “Fund Overview — Principal Risks of Investing in the Fund” for each Fund. The Staff requests that the Fund consider including disclosure on high portfolio turnover in the principal investment strategies for each Fund.
Response:	In response to the Staff’s comment, each Fund has revised its disclosure to include the following in the sections entitled “Fund Overview — Principal Investment Strategies of the Fund” and “Details About the Fund — How the Fund Invests — Principal Investment Strategies”:
“The Fund may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies.”
Comment No. 11:	In the subsection entitled “Fund Overview — Performance Information,” if the Fund’s primary benchmark has changed, please include the performance information for the Fund’s previous benchmark for one year.
Response:	The Registrant confirms that for each Fund that has changed its primary benchmark, the performance information for the previous benchmark is also included.
Comment No. 12:	The subsection of the Statement of Additional Information entitled “Purchase of Shares – Reduced Initial Sales Charge,” includes disclosure regarding financial intermediaries that offer intermediary-defined sales charge waivers. Please confirm whether these waivers are applicable to the Funds.
Response:	The Registrant confirms that intermediary-defined sales charge waivers are not applicable for the Funds.

BlackRock Advantage Large Cap Core V.I. Fund, BlackRock Large Cap Focus Growth V.I. Fund and BlackRock Advantage Large Cap Value V.I. Fund

Comment No. 13:	With respect to Advantage Large Cap Core V.I. Fund, Large Cap Focus Growth V.I. Fund and Advantage Large Cap Value V.I. Fund, the Staff notes that “Commodities Related Investments Risk” is included in the section entitled “Fund Overview — Principal Risks of Investing in the Fund.” The Staff requests that each Fund consider including disclosure on investments in commodities in its principal investment strategies.
Response:

In response to the Staff’s comment, each Fund has revised its disclosure to include the following in the sections entitled “Fund Overview — Principal Investment Strategies of the Fund” and “Details About the Fund — How the Fund Invests — Principal Investment Strategies”:

“The Fund may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investment in commodity-linked derivative instruments and investment vehicles such as exchange-traded funds that invest exclusively in commodities and are designed to provide this exposure without direct investment in physical commodities.”

BlackRock Advantage Large Cap Core V.I. Fund

Comment No. 14:	In the subsection entitled “Fund Overview – Key Facts About BlackRock Advantage Large Cap Core V.I. Fund – Principal Investment Strategies of the Fund,” the second paragraph notes that the Fund may use derivatives, including options, futures, swaps, forward contracts and contracts for difference. During the past three years, the Fund has only invested in futures. Please confirm whether all of the above derivatives are relevant for the Fund’s principal investment strategies.

Response:	The Registrant confirms that the use of derivatives, including options, futures, swaps, forward contracts and contracts for difference are relevant for the principal investment strategies for the Fund.

BlackRock Large Cap Focus Growth V.I. Fund

Comment No. 15:	In the subsection entitled “Fund Overview – Key Facts About BlackRock Large Cap Focus Growth V.I. Fund – Principal Investment Strategies of the Fund,” the Fund does not reference futures as a principal investment strategy but the Fund has invested in futures for the past three years. Please confirm whether futures should be included in the Fund’s principal investment strategies.
Response:	The Registrant confirms that the use of futures is not a principal investment strategy for the Fund.
Comment No. 16:	The Staff notes that the Fund has made significant investments in the information technology sector for the past two years. Please add an appropriate corresponding risk for information technology.
Response:	The Registrant submits that the current disclosure accurately reflects the investment risks for the new investment strategies of the Fund. Accordingly, it respectfully declines to make the requested change at this time.
Comment No. 17:	In the subsection entitled “Fund Overview – Key Facts About BlackRock Large Cap Focus Growth V.I. Fund – Principal Investment Strategies of the Fund,” the Staff notes that the Fund may invest in the securities of foreign companies. Please include additional disclosure if the Fund may invest in securities of foreign companies located in emerging markets.
Response:	The Registrant confirms that investments in securities of foreign companies located in emerging markets will not be a principal investment strategy for the Fund.
Comment No. 18:	In the subsection entitled “Fund Overview – Key Facts About BlackRock Large Cap Focus Growth V.I. Fund – Principal Risks of Investing in the Fund,” “Preferred Securities Risk” is included as a principal risk of investing in the Fund. Please confirm whether preferred securities is a principal investment strategy of the Fund and, if so, please add disclosure to the Fund’s principal investment strategies.
Response:	The Registrant confirms that the requested change has been made.

BlackRock Advantage Large Cap Value V.I. Fund

Comment No. 19:	In the subsection entitled “Fund Overview – Key Facts About BlackRock Advantage Large Cap Value V.I. Fund – Principal Investment Strategies of the Fund,” the second paragraph notes that the Fund may use derivatives, including options, futures, swaps, forward contracts and contracts for difference. During the past three years, the Fund has only invested in futures. Please confirm whether all of the above derivatives are relevant for the Fund’s principal investment strategies.
Response:	The Registrant confirms that the use of derivatives, including options, futures, swaps, forward contracts and contracts for difference are relevant for the principal investment strategies for the Fund.

BlackRock Advantage U.S. Total Market V.I. Fund

Comment No. 20:	In the subsection entitled “Fund Overview – Key Facts About BlackRock Advantage U.S. Total Market V.I. Fund – Principal Investment Strategies of the Fund,” the second paragraph notes that the Fund may use derivatives, including options, futures, swaps, forward contracts and contracts for difference. During the past three years, the Fund has not held investments in any derivatives. Please confirm whether all of the above derivatives are relevant for the Fund’s principal investment strategies.
Response:	The Registrant confirms that the use of derivatives, including options, futures, swaps, forward contracts and contracts for difference are relevant for the principal investment strategies for the Fund.
Comment No. 21:	In the subsection entitled “Fund Overview – Key Facts About BlackRock Advantage U.S. Total Market V.I. Fund – Principal Risks of Investing in the Fund,” “High Portfolio Turnover Risk” is included as a principal risk of investing in the Fund. The Staff notes that the portfolio turnover rate has never exceeded 100% over the past five fiscal years. Please confirm whether “High Portfolio Turnover Risk” should be included as a principal risk of investing in the Fund.
Response:	The Registrant confirms that “High Portfolio Turnover Risk” is a principal risk of investing in the Fund under the Fund’s new investment strategies.

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Please do not hesitate to contact me at (212) 728-8172 if you have comments or if you require additional information regarding the Funds.

Respectfully submitted,

/s/ Dean A. Caruvana

Dean A. Caruvana

cc:	Benjamin Archibald, Esq.
Elliot J. Gluck, Esq.
Gladys Chang, Esq.